EXHIBIT 16

KPMG Peat Marwick LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA  30308




                                   October 28, 1998




Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Worldtex, Inc. and, under the date of February 27, 1998, we reported on the consolidated financial statements of Worldtex, Inc. and subsidiaries as of and for the years ended December 31, 1997 and 1996. On October 26, 1998 our appointment as principal accountants was terminated. We have read Worldtex, Inc.'s statements included under Item 4 of their Form 8-K dated October 22, 1998 and we agree with such statements, except that we are not in a position to agree or disagree with Worldtex, Inc.'s statement that the change was recommended by the audit committee of the board of directors.

                                          Very truly yours,



                                          /s/ KPMG Peat Marwick LLP